Exhibit 99.1

19 December 2014 ASX Release: APPOINTMENT AND RESIGNATION OF COMPANY SECRETARY	MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX:MKB T: +61 2 9299 9690 F: +61 2 9299 9629 Suite 4 Level 9 341 George Street Sydney, NSW 2000 Australia MOKOsocialmedia.com contact@MOKO.mobi

MOKO Social Media Limited (NASDAQ; MOKO, ASX: MKB) is pleased to announce the appointment of Ms Emma Waldon as Company Secretary with effect from 1 January 2015.

Ms Waldon has over 18 years global corporate experience and brings diverse financial, corporate advisory and risk management skills from previous roles at Ernst & Young (Perth) where she qualified as a Chartered Accountant in 2000, Euroz Securities, Lloyds Banking Group (London) and most recently as a Director within Deloitte's advisory services division in Perth.

Ms Waldon holds a Bachelor of Commerce degree from the University of Western Australia majoring in accounting and finance, is a Member of the Australian Institute of Chartered Accountants, a Fellow of the Financial Services Institute of Australasia and a Certificated Member of the Governance Institute of Australia.

With the appointment of Ms Waldon, the current Company Secretary, Mr Andrew Bursill, will resign as Company Secretary effective from 31 January 2015. Mr Bursill has been the Company Secretary of the Company since its original listing on the ASX in May 2007.

MOKO would like to take this opportunity to thank Mr Bursill for his contributions over his 7 years with the Company and wish him all the best for his future endeavours.

For further information:

Andrew Bursill

Company Secretary

+61 2 9299 9690

About MOKO

MOKO Social Media Limited develops customised mobile community applications to improve communications within organisations such as universities, sports bodies and political groupings. MOKO uses its social platform to work with these organisations to provide important information to their audience/group members via mobile devices. MOKO generates revenue from mobile advertising. MOKO acquired New York based OfferMobi in August 2012, a mobile specific advertising platform linking publishers with advertisers wishing to reach mobile audiences. MOKO has also signed exclusive development deals with the American Collegiate Intramural Sports Network and IMLeagues LLC under which it will build a mobile application called REC*IT, to be promoted on-campus at over 600 US colleges with an addressable audience of approximately 10 million students. MOKO has also established RunHaven, a mobile digital community for running enthusiasts in the United States. The comprehensive mobile application targets all levels of participants in the sport as well as events of all sizes around the country.

Special Note on Forward-Looking Statements

This press release contains information that constitutes forward-looking statements and uses forward-looking terminology such as “anticipate,” “believe,” “expect,” “estimate,” “future,” “intend,” “may,” “ought to,” “plan,” “should,” “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include the intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.